EXHIBIT 21
                  ORANGE-CO, INC. AND SUBSIDIARIES


SUBSIDIARIES OF THE COMPANY


      The following is a list of subsidiaries of Orange-co, Inc. as of December 15, 1998, other than subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as defined by Securities and Exchange Commission Regulation S-X. All of the subsidiaries are included in the Consolidated Financial Statements of Orange-co, Inc.

Name of Subsidiary                     State or Country of Incorporation

Orange-co of Florida, Inc. (1)                   Florida
Florida Fresh-Pack Corporation (1)               Florida
Orange-co Dispenser Service, Inc. (2)            Florida
International Fruit, Inc. (2)                    Florida
Orange-co International Sales Inc. (2)           U.S. Virgin Islands

(1)  A wholly-owned subsidiary of Orange-co, Inc.
(2)  A wholly-owned subsidiary of Orange-co of Florida, Inc.

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